UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CERES, INC.

(Name of Subject Company)

CERES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156773400

(CUSIP Number of Class of Securities)

Richard Hamilton

President and Chief Executive Officer

Ceres, Inc.

1535 Rancho Conejo Boulevard

Thousand Oaks, CA 91320

(805) 376-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael D. Bryan

James M. Herriott

K&L Gates LLP

134 Meeting Street, Suite 500

Charleston, SC 29401

(843) 579-5661

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Ceres, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on July 1, 2016 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Roman Merger Sub, Inc., a corporation incorporated under the laws of Delaware (“Purchaser”) and a wholly owned subsidiary of Land O’ Lakes, Inc., a Minnesota cooperative corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a price of $0.40 per share in cash, without interest and less any applicable withholding taxes (the “Common Consideration”), as set forth in the Offer to Purchase, dated July 1, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on July 1, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing and restating the subsection entitled “Legal Proceedings” with the disclosure set forth below:

On July 5, 2016, a putative class action lawsuit, captioned Gary Stryder, Leo Nguyen and Rajesh Joshi, Individually and On Behalf of All Others Similarly Situated v. Ceres, Inc., Land O’Lakes, Inc., Roman Merger Sub, Inc., Cheryl P. Morley, Pascal Brandys, Richard Flavell, Robert Goldberg, and Richard Hamilton, Case No. BC626066, was filed in the Superior Court of the State of California, County of Los Angeles - Central District. The case names as defendants the Company, the Company Board, Purchaser and Parent. The case alleges, among other things, that the members of the Company Board breached their fiduciary duties by approving the Merger Agreement and that the Company, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duties. The complaint seeks, among other things: (i) declaration as a class action; (ii) an order enjoining the proposed transactions; (iii) rescission, to the extent implemented, of the Merger Agreement or rescissory damages; and (iv) an award of fees and costs of the action, including attorneys’ and experts’ fees. The Company, Parent and Purchaser believe the lawsuit is without merit and intend to vigorously defend against it.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CERES, INC.

By:	/s/ Paul Kuc
Name:	Paul Kuc
Title:	Chief Financial Officer

Dated: July 7, 2016

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